August 1, 2008
By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Attention:	Christian Windsor and Kathryn McHale

Re:	LendingClub Corporation Registration Statement on Form S-1 File No. 333-151827
Ladies and Gentlemen:
On behalf of LendingClub Corporation, a Delaware corporation (“Lending Club” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”), which includes a preliminary prospectus dated August 1, 2008.
Amendment No. 1 is being filed in response to comments contained in the letter dated July 18, 2008 from Christian Windsor of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Renaud Laplanche, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1. The Company’s Member Payment Dependent Notes are referred to herein as the “Notes.”
In addition to responding to comments, the Company wishes to draw the Staff’s attention to the revised disclosure in Amendment No. 1 regarding the anticipated trading system for Notes, as set forth starting on page 50 of the prospectus. The Company supplementally advises the Staff that it currently anticipates that this trading system will be operated by FOLIOfn, Inc., a registered

Securities and Exchange Commission
August 1, 2008

broker-dealer, subject to the completion of an agreement between the Company and FOLIOfn, Inc.
General

1.	A key element in determining if Rule 140 applies to a transaction is whether the asset that is purchased in a “back to back” series of transactions is a security. Noting that loans made by WebBank are only executed once enough lenders have agreed to fund the loan and that the borrowers participate in the attraction of the lender through the information they supply on your website, please provide the staff with your analysis as to why the transaction taken as a whole is not an investment contract.

	Response:	In light of the Staff’s reference to both Rule 140 and investment contract analysis, our response addresses two points: (1) whether the offering involves a co-issuer under Rule 140 and (2) whether the offering involves an offering of an investment contract.

Co-Issuer Analysis

Under Rule 140, the form of an obligation in certain circumstances may be disregarded, and securities may be deemed to be issued by more than one issuer. As the Staff notes, however, Rule 140 only applies to a “back to back” transaction in which the asset purchased is a security. As discussed below, the member loans are not securities, making Rule 140 inapplicable.

Legal Form and Substance of the Offering

The Notes take the form of a debt instrument issued by the Company pursuant to an indenture. New York law will govern the Notes and the indenture. As a matter of New York contract law, the Company will be the sole obligor in respect of the Notes. No other person will have any obligation to make payments in respect of the Notes or stand as guarantor or insurer of the Notes. Holders of the Notes are not in contractual privity with the borrower members in respect of the corresponding member loans; nor are they in privity with WebBank. Therefore, according to their legal form, the sole issuer of the Notes will be the Company. See, e.g., Reiss v. Financial Performance Corp., 764 N.E.2d 958, 960 (N.Y. 2001) (“[W]hen parties set down their agreement in a clear, complete document, their writing should as a rule be enforced according to its terms”) (citation omitted). Likewise, according to legal form, the sole parties to the

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August 1, 2008

indenture will be the Company and the indenture trustee, acting for the benefit of the holders of the Notes.

The Company’s obligation to make payments on a Note depends on the Company’s receipt of payments in respect of the member loan that corresponds to the Note. As the Staff’s comment states, the proceeds of a series of Notes will be designated by the lender members who purchased the Notes of that series to fund a member loan to a borrower member. A series of Notes will be issued only if and when the corresponding member loan closes and is funded. Nonetheless, there are important, substantial differences between holding a Note and holding a member loan. Noteholders have no right or ability under the Notes to:

•	obtain custody or take delivery of the corresponding member loan;

•	service the member loan;

•	amend or waive any of the terms of the member loan;

•	obtain the identity of, or otherwise contact, the borrower member obligated under the member loan; or

•	enforce the terms of the member loan against either the borrower member or the Company, including suing for non-payment of the member loan or breach of member loan covenants, or filing a bankruptcy claim against a bankrupt borrower member.

There are also important timing, maturity and credit profile differences between holding a Note and holding a member loan:

•	Payments on the Notes are due within four business days after the Company receives payments from borrower members on the corresponding member loans. This feature of the Notes creates a payment timing difference between holding a Note and holding a member loan. Moreover, the Company need not use the actual cash received from member loan payments to make payments on the Notes. Note payments must simply be in an amount equal to the member loan payments. The Company may use any cash it

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has available to make Note payments within the four-day period following its receipt of a member loan payment.

• If there are any amounts under the corresponding member loan still due and owing to the Company at the final maturity of a Note, the Company will have no further obligation to make payments on the Note, even if the Company receives further payments on the corresponding member loan. In this case, holding the member loans means retaining the right to such further payment amounts; holding the Notes means maturity without any residual payment opportunity.

• As discussed in detail in the Company’s risk factor disclosure, holding a Note means exposure to credit risk of both the Company and the borrower member. Holding a member loan means exposure to the credit risk of the borrower member only.

These substantial differences between the Notes and the member loans dictate that in both form and substance, the Notes are distinct from the corresponding member loans.

Rule 140 under the Securities Act

Text and Application of Rule 140

Under the Securities Act, securities may be deemed to be issued by more than one issuer—a “co-issuer” situation. Under Rule 140, the form of an obligation will in certain circumstances be disregarded, and an additional entity or entities will be deemed for Securities Act purposes to be issuers of the obligation.

Importantly, however, the co-issuer doctrine has several limitations, one of which is a fundamental limitation of Rule 140 to transactions in instruments that constitute “securities” under the Securities Act. The text of Rule 140 makes this limitation explicit:

A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities,

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including the levying of assessments on its assessable stock and the resale of such stock upon the failure of the holder thereof to pay any assessment levied thereon, to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of Section 2(11) of the Act.

Rule 140 (emphasis added). Thus, the rule expressly limits itself, among other ways, to situations in which an issuer of securities uses proceeds to acquire the “securities” of another issuer. When such transactions constitute the “chief part” of an issuer’s business, both issuers of securities are to be regarded as engaged in a distribution of securities. Accord Asset-Backed Securities, Securities Act Release No. 33-8518, 2004 WL 2964659 (Dec. 22, 2004) (discussing the applicability of Rule 140 to asset-backed offerings and emphasizing, “[I]f the assets being securitized are themselves securities under the Securities Act, the offering of those securities also must be registered or exempt from registration from the Securities Act”) (emphasis added); First Boston Mortgage Securities Corporation, SEC No-Action Letter, 1987 WL 108646 (Oct. 6, 1987) (taking a Rule 140 no-action position where a conduit trust featured back to back participation certificates evidencing 100% ownership interests in mortgage loans, because the certificates were receipts for the mortgage loans, not securities); Rule 140 With Respect to Assessable Stock, Securities Act Release No. 33-3903, 1958 WL 6411 (Mar. 5, 1958) (proposing the amendment of Rule 140 to its current form and explaining the rule’s applicability to back to back assessable stock transactions by stating, “These transactions in effect constitute the offering of the securities of the new enterprise to the holders of the assessable stock”) (emphasis added).

Borrower Members Are Not Co-Issuers

The borrower member loans are not securities, and therefore Rule 140 does not operate to deem the borrower members co-issuers of the Notes.

The definition of a “security” set out in Section 2(a)(1) of the Securities Act includes a “note.” Securities Act § 2(a)(1); Reves v. Ernst & Young, 494 U.S. 56, 64 (1990). Although Lending Club member loans take the form of a promissory note, they should not constitute “notes” for securities law purposes. The “family resemblance” test determines if an instrument

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constitutes a note under the federal securities laws. Reves, 494 U.S. at 65. Under this test, an instrument in the form of a note, such as a promissory note, is generally presumed to be a security. Reves, 494 U.S. at 65. Nonetheless, a “note delivered in consumer financing,” along with a variety of other notes, is not viewed as a security. Reves, 494 U.S. at 65 (quotation omitted). All member loans are low-denomination promissory notes delivered by natural persons on the basis of personal credit. These member loans constitute classic examples of personal consumer finance loans, with borrower members typically stating that they wish to use the member loans to refinance high-interest credit card debt or finance one-time events, such as weddings, home improvements or medical expenses. These loans fall squarely within the Reves “family resemblance” test as notes delivered in consumer financing, and they are not securities. See Reves, 494 U.S. at 65.[1]

Thus, since the instrument underlying the Notes is not a security, Rule 140 is inapplicable to the Notes, and consumer borrowers should not be considered co-issuers of the Notes. Because of the inapplicability of Rule 140, there is no basis to disregard the form and substance of the transaction by treating borrower members as issuing securities directly or indirectly to lender members.

WebBank is Not a Co-Issuer

The Company also notes that WebBank’s role in the transaction is merely incidental to administering a uniform nationwide loan program. As a result, WebBank also is not a co-issuer of the Notes.

WebBank’s role in the member loan transactions facilitated by the Company is to allow the member loans originated through the Lending Club platform to be available to borrower members nationwide on a uniform basis. WebBank thus serves an important consumer credit compliance role, but it does not issue separate bank securities or even receipts for loans it assigns. Instead, it immediately assigns whole consumer loans unaltered and in their entirety to the Company.

[1]	Incidental to Lending Club’s consumer lending activities, historically 10-15% of borrower members have stated that they wished to use their loan proceeds as part of their home-based or small businesses. Among other reasons that these member loans are not securities, these member loans are delivered by natural persons on the basis of personal credit and also should fall into the “family resemblance” category for notes “delivered in consumer financing” because they are delivered on the basis of personal, consumer credit.

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In conducting a co-issuer analysis, WebBank’s role should be seen as incidental to the overall operation of the platform. WebBank receives compensation from the Company based on the volume of loans it originates and must comply with consumer credit and related laws, but WebBank assigns the loans to the Company without recourse to WebBank promptly after closing. WebBank only advances funds to borrower members after receiving equal funding from the Company. WebBank has no liability or obligation with respect to the assigned member loans, except under very narrow circumstances set forth in its agreements with the Company (none of which rights inure to the benefit of purchasers of the Notes). Moreover, pursuant to the contracts between the Company and WebBank, the Company acts on WebBank’s behalf under the agreed credit policy to perform the loan underwriting and loan pricing functions with respect to member loans. In these circumstances, WebBank’s role does not involve co-issuing the Notes.

Investment Contract Analysis

In light of the structure of the Company’s offering, an investment contract is not present. The test for an investment contract includes four elements: (1) an investment; (2) in a common enterprise; (3) with a reasonable expectation of profits; (4) to be derived from the entrepreneurial or managerial efforts of others. See SEC v. W.J. Howey Co., 328 U.S. 293, 299 (1946). If any of these elements is absent, the transaction does not involve an investment contract. See, e.g., Milnarik v. M-S Commodities, Inc., 457 F.2d 274, 276 (7th Cir. 1972).

As explained in detail throughout the Company’s filing, lender members will purchase Notes issued by Lending Club. With respect to the loans that underlie each series of Notes, Lending Club will verify borrower member identify, obtain credit report information about borrower members, grade the loans that support the Notes and determine the interest rate. These activities are simply part of Lending Club’s loan origination business. Once the offering of Notes commences, Lending Club will fund loans by selling Notes to lender members.

The fact that lender members can view individual borrower member posted information and that a borrower member’s loan will be made once sufficient funding is obtained to fund the loan, does not support a conclusion that purchasers of Notes are being offered an additional security in the form of an investment contract. Lender members will be

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cautioned not to place undue reliance on unverified information provided by borrower members. Indeed, the prospectus will make clear that each series of Notes is priced based on loan grade, which is derived from objective information provided by an outside consumer reporting agency and the size of the loan request, rather than from unverified borrower information. (See the response to Comment 16 below.) Thus, while the unverified individual borrower information may be of interest to some lender members (and, as the Company acknowledges in response to Comment 3, will be subject to the securities laws), the posting of the information does not result in the creation of an additional security. Similarly, we do not see how an additional security is created by virtue of the fact that the proceeds of the sale of each series of Notes will be used to fund particular loans.

Simply stated, lender members will be offered an investment in the form of the Notes, which will set forth their very specific rights by contract.[2] They will not be offered an investment in a common enterprise or any other investment. Thus, the “common enterprise” element is absent. The fact that borrower members will post information about themselves and benefit from lender members’ purchases of Notes does not change the nature of what will be offered by Lending Club.

2.	Please provide the staff with hard copies of all materials used in connection with the notes, including any information posted to your website and any presentation materials.

	Response:	Because the Notes will be a new class of securities not previously offered by the Company, the Company has not yet used any materials in connection with them, posted information about the Notes on its website or made any presentations regarding the Notes or the proposed structure. The Company, however, is currently in the process of developing new website materials for the launch of the new program. These new materials will include:

• new administrative screens, including new general member, borrower member and lender member registration screens and account pages;

[2]	The Supreme Court made clear in Reves that the appropriate analysis for determining whether an offering of notes involves a security is the Reves family resemblance test, not the Howey investment contract analysis. See Reves, 494 U.S. at 64 (criticizing the Eighth and District of Columbia Circuits for erroneously applying the Howey investment contract test to notes).

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		•	new terms of use applicable to all members using the site;

		•	a note purchase agreement (the form of which is filed as Exhibit 4.3 to Amendment No. 1);

		•	revised screens associated with the LendingMatch tool; and

		•	a revised website home page, which will include a posted final prospectus for the Notes.

The Company is separately delivering hard copies of the form of note purchase agreement (set forth as Exhibit 4.3 to Amendment No. 1). The other materials are still in development but will be provided to the Staff prior to their first use.

3.	Please provide the staff with your analysis as to whether LendingClub believes the statements of the borrower members are statements made in connection with the purchase or sale of securities and, therefore, subject to anti-fraud liability under Section 10b-5 of the Securities Exchange Act of 1934 for the information provided on your website described on pages 40 and 41 of the prospectus.

	Response:	The Company acknowledges that, once the offering of Notes has commenced, the loan posting and borrower member information available on the Company’s website, as described on pages 44-45 of the prospectus, will be statements made in connection with the purchase and sale of securities, and therefore subject to Rule 10b-5 of the Securities Exchange Act of 1934. Of the loan posting and borrower member information made available on the website, certain items are provided by the borrower members and, in most cases, are not verified by the Company. This information includes the borrower members’ intended use of the loans they receive through the platform, social affiliations and other information including the borrower member’s home ownership status, job title, employer, tenure and gross income. In connection with this information, the Company notes that the prospectus, which will be posted prominently on the Company’s website, advises investors in the Notes as to the limitations on the reliability of this borrower member-supplied information.

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4.	Furthermore, since the information contained on your website, as described on pages 40 and 41, appears to constitute the offer of a specific series of notes, please advise the staff why it is not a free writing prospectus.

	Response:	Under the definition set forth in Rule 405 under the Securities Act of 1933, a free writing prospectus is a written communication that constitutes an offer to sell or a solicitation of an offer to buy securities that are or will be the subject of a registration statement and is not (1) a prospectus satisfying the requirements of Securities Act Section 10(a) or the SEC rules permitting the use of preliminary or summary prospectuses or prospectuses subject to completion; (2) a communication made in reliance on the special rules for asset-backed issuers permitting the use of ABS informational and computational materials; or (3) a written communication that constitutes an offer to sell or solicitation of an offer to buy securities that is not a prospectus because a final prospectus meeting the requirements of Section 10(a) was sent or given with or prior to the written communication.

The loan posting and borrower information that will be available on the Company’s website, as described on pages 44-45 of the prospectus, will not be a free writing prospectus, based on the application of clause (3) above. Such information will only be available on the website to potential investors in the Notes following the effective date of the registration statement, at which time the prospectus will include all of the information required pursuant to Section 10(a) except the identification of the specific Notes being offered at any given time in the continuous offering. As described below in response to Comment 7 and on page ii of the prospectus under “About This Prospectus,” the Company will file at least weekly supplements to the prospectus under Rule 424(b)(3) to include information regarding Notes that are available for sale. As supplemented by this information, the final prospectus will meet the requirements of Section 10(a) and will be available on the Company’s website. Under Section 2(a)(10)(a) of the Securities Act, information provided with a final Section 10(a) prospectus is excluded from the definition of a prospectus. Therefore, the information provided on the website is excluded from the definition of “prospectus” under the Securities Act by Section 2(a)(10)(a), because a final prospectus meeting the Section 10(a) information requirements will always be sent or given before or at the same time as such information. The Staff has confirmed, in connection with the adoption of Securities Offering Reform and the free writing prospectus provisions thereof, that after effectiveness of a registration statement, any

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written offer that is accompanied or preceded by a final prospectus that meets the requirements of Securities Act Section 10(a) will continue to be permitted without having to satisfy the requirements of any safe harbor or other rule permitting its use or Rule 433 under the Securities Act. See Securities Offering Reform, Securities Act Release 33-8591, 2005 WL 1692642 at n.206 (July 19, 2005).

5.	Please provide your analysis as to why this offering does not constitute a delayed offering under Rule 415. Additionally if this is a delayed offering, please advise the staff how LendingClub is eligible to conduct such an offering.

	Response:	The offering of the Notes will not constitute a delayed offering under Rule 415(a)(1)(x), but rather will constitute a continuous offering under Rule 415(a)(1)(ix), which covers securities the offering of which will be commenced promptly, will be made on a continuous basis, and may continue for a period in excess of 30 days from the date of initial effectiveness of the registration statement. The offering is continuous and satisfies the requirements of 415(a)(1)(ix).

The Company plans to reopen its lending platform to lender members and commence offering the Notes promptly following the effective date of the Registration Statement. Once the platform is open to lender members, the Notes will be offered and sold on an on-going basis through the Company’s website. The Notes will be issued in series, with each series corresponding to a particular loan to a borrower member originated through the Company’s platform. As discussed in more detail on page ii of the prospectus under “About This Prospectus” and pages 44-45 of the prospectus, on a regular basis, but at least weekly, the Company will file Posting Reports under Rule 424(b) identifying the Notes to be offered and sold on the platform. Then, after a loan request by a borrower member has been posted on the Company’s website, lender members may view information about the member loan requested by the borrower member, including the loan grade, interest rate and annual percentage rate for the member loan, and may commit to purchase Notes dependent on the requested member loan. It is contemplated that the foregoing process will occur on a constant basis and generally Notes will be offered for sale 24 hours a day, seven days a week. The offering of the Notes will be an integral part of the Company’s business and will continue so long as the Company is in operation, which the Company anticipates will be for a period greatly in excess of 30 days from the date of initial effectiveness.

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Rule 415(a)(1)(ix) is available to allow the sales of the Notes in the manner described above. The offering of the Notes would commence promptly after effectiveness of the Registration Statement. In view of the constant sales efforts to be undertaken on the platform, the offering of the Notes will be continuous, and the offering of Notes is contemplated to continue for significantly longer than 30 days. As discussed in the Rule 415 adopting release, Rule 415 was intended to cover primary offerings of securities eligible to be registered on Form S-3 and “traditional” shelf offerings. See Shelf Registration, Securities Act Release No. 33-6499, 1983 WL 408321 (Nov. 27, 1983). These “traditional” offerings include offerings on a best efforts basis and continuous debt sales by finance companies to their customers. Offerings from time to time of medium term notes with varying maturities and interest rates, directly or through investment banking firms acting as agent or as principal, have been considered “traditional” offerings eligible to rely on Rule 415(a)(1)(ix). The offering of the Notes fits within the traditional shelf registration model and is analogous to medium term note and similar offerings previously permitted under the rule. See, e.g., Sears Receivables Financing Group, Inc., SEC No-Action Letter, 1991 WL 176794 (July 1, 1991).

Historically, medium term note offerings have been permitted to be structured as a continuous offering in identifiable tranches with varying maturities and different rates of interest. The Notes will be issued in series, each series with a three-year, four business day maturity and the rate of interest determined based the corresponding member loan. The limited variance in the economic terms of the Notes from series to series is similar to the variance from tranche to tranche in prior medium term note offerings conducted under Rule 415(a)(1)(ix). Further, the essence of a continuous offering is for the issuer to stand ready to sell securities at essentially all times that the registration statement is effective. Due to the constant internet-based operation of the Company’s platform, the Company can meet this criteria even more easily than, for example, the issuer of medium term notes who may suspend sales of securities for a period of time if market conditions or the issuer’s borrowing needs so dictate.

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6.	Please provide us with your analysis as to how you concluded that the information on your website does not constitute an offer of the notes.

The Company’s business since April 7, 2008 has been limited to facilitating the origination of consumer loans to qualified borrower members and servicing loans previously purchased by lender members. Since April 7, 2008, the Company has not offered lender members the opportunity to purchase consumer loans, and on that date Lending Club modified its website to clearly disclose the shutdown of the lender member side of the platform. As described on pages 84-85 of the prospectus, the Notes entail a completely new structure for the platform, one designed largely to facilitate registration of the offer and sale of debt securities issued by the Company. The Company has not previously offered the Notes.

All information associated with the lending side of the platform, which included lender member registration materials, the loan purchase features of the website, the LendingMatch software tool and testimonials from lender members, were removed from the website and disabled on April 7, 2008. Notices regarding the fact that Lending Club is not accepting new lender registrations or new commitment from existing lenders at this time are prominently displayed on the home page and every other page of the website. The company has posted its June 20, 2008 press release regarding the filing of the Registration Statement on an “update” page in an effort to preempt questions it receives from lender members about the status of the program, but it has made no further comment nor posted any other materials regarding the relaunch of the lending side of the platform, the new structure or the Notes.

The other materials presently on Lending Club’s website relate to the dual components of its ongoing business: the origination of loans to qualified borrower members and the servicing of lender member accounts. The borrower loan postings are still available as that portion of the business has remained active, and it is important to the social lending system that borrowers be able to see the types of loans being funded through the site. It is important to the Company that the borrower side of the platform remain as unaffected as possible to facilitate the continued relationship with its borrowers and attract additional borrowers to its platform. Also related to the borrowing side of the platform are the comparisons of loan rates available from other institutions, testimonials from borrower members, press materials (none of which mention the Notes or the new

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structure) and information about Lending Club and its management. These materials are important to establishing the level of consumer trust and confidence that allows borrower members to share financial information, including bank account access, with an internet enterprise.

Furthermore, lender members who have purchased loans in the past can still access their account pages although they cannot, of course, add any additional funds to their account. They also can view performance statistics to enable them to put the performance of their own loans into context.

Finally, the blog on the website is a personal finance blog that has not focused on lending strategies or loan purchases since the shutdown of the lending side of the platform. It provides consumer information to borrower and lender members looking to reduce their debt load and better manage their finances.

7.	Please advise the staff as to what information with regard to each borrower you intend to include in the prospectus and how you plan to add it to the prospectus. Alternatively, please advise the staff why you believe such information is not material to investors.

	Response:	As discussed above in the response to Comment 4, following effectiveness of the Registration Statement, the prospectus will include all of the information required pursuant to Section 10(a) of the Securities Act except identification of the specific Notes being offered at any given time in the continuous offering. Therefore, following effectiveness of the Registration Statement, the Company will file at least weekly supplements to the prospectus under Rule 424(b)(3) pursuant to Rule 430A to add information to the Registration Statement regarding Notes that are available for sale on such date. The Company refers to this supplement as the Posting Report. The Posting Report would contain the following information about each series of Notes offered at the time in tabular form:

• the title, aggregate principal amount and interest rate of each series of Notes being offered (e.g., $5,000 8.00% Lending Club Member Payment Dependent Notes Series X-Y-Z); and

• the loan grade and interest rate of the corresponding member loan related to each series of Notes being offered,

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together with the corresponding member loan’s identification number and borrower member screen name.

The Company will also file weekly supplements to the prospectus under Rule 424(b)(3) to report Notes actually sold since the filing of the previous weekly supplement. The Company refers to this supplement as the Weekly Sales Report. The Weekly Sales Report would contain the following information about each series of Notes sold in tabular form:

•	the title, aggregate principal amount, interest rate and initial maturity date of each series of Notes sold;

•	the loan grade and interest rate of each member loan funded, together with the corresponding member loan’s identification number and the borrower member screen name;

•	the aggregate principal amount of the corresponding member loan;

•	the amount of the corresponding member loan funded with proceeds of Notes of that series issued by Lending Club to lender members; and

•	the amount of the corresponding member loan funded directly by Lending Club in its capacity as a lender on the platform.

The Company describes its plan to file weekly Posting Reports and Weekly Sales Reports on page ii of the prospectus under the caption “About This Prospectus.”

No other information about individual borrower members will be included in the prospectus because such information should not be material to a lender member’s decision to invest in the Notes. Individual borrower member information is made available on the Company’s website because, due to the social lending aspect of the Company’s platform, lender members may be interested in information about the borrower members’ self-identified affiliations, intended use of funds and other self-supplied information. However, the Company has structured the program (particularly the loan grading and pricing structure) so that a Note that

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corresponds to a member loan with a particular sub-grade should be essentially the same investment as all other Notes corresponding to member loans with the same sub-grade. Other borrower member information is for background and informational purposes only and the Company advises lender members of the limitations on the reliability of information supplied by borrower members. Consequently, such information should not be material to an investment decision with regard to the Notes and will not be included in the prospectus for the offering.

8.	In various places throughout the prospectus, you disclose that after “final maturity” (following a 120 day extension from the contractual maturity of the notes), LendingClub will not have any obligation to pass through any payments made on the member loans. Please revise your disclosure and your risk factors to better describe the fact that lenders may not receive all payments received by LendingClub.

	Response:	The Company has revised the disclosure on page 3 of the prospectus and added the additional risk factor on page 15 of the prospectus in response to the Staff’s comment.

9.	Please consider the updating requirements of Rule 3-12(g) of Regulation S-X when you file your next amendment to the registration statement.

	Response:	The Company advises that updated financial statements will be provided in the next amendment to the Registration Statement. The Company notes that all Company specific information remains as of March 31, 2008, although the Company has updated loan and portfolio information to June 30, 2008.

10.	Please file updated consents of the independent accountants as exhibits in your next amendment. Refer to Item 302 of Regulation S-T.

	Response:	An updated consent from the Company’s independent registered public accounting firm, Armanino McKenna LLP (“AMLLP”), is being filed as Exhibit 23.1 to Amendment No. 1.

11.	Please note that additional comments from the Division of Investment Management may be forthcoming.

	Response:	WilmerHale lawyers have spoken to the Staff of the Division of Investment Management regarding the Registration Statement. In response to the request of the Investment Management Staff that the

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Company add risk factor disclosure regarding the risk of the Company being treated as an investment company under the Investment Company Act, the Company has added such disclosure on page 28 of the prospectus. The Company understands that the Investment Management Staff may have additional comments on this disclosure.

Cover Page

12.	The information included on your coverpage is very dense and includes a significant amount of information better included in the summary. Please revise the coverpage so that it only includes info required by Item 501 of Regulation S-K, including a description of the material terms of the notes and the material features.

	Response:	The Company has revised the cover of the prospectus in response to the Staff’s comment.

13.	Revise the cross reference to the risk factors to include statement on page 11 regarding the speculative nature of the investment in the Notes.

	Response:	The Company has revised the cover page of the prospectus in response to the Staff’s comment.

Questions and Answers

Do member lenders loan funds directly to borrower members, page 7

14.	Please revise this answer to clarify that although lenders are not lending directly to borrowers, lenders will be wholly dependent on borrowers for repayment; LendingClub is not obligated in any way to the lender in the case of a borrower default.

	Response:	The Company has revised the answer on page 7 of the prospectus in response to the Staff’s comment.

What are the minimum credit criteria for borrower members, page 8

15.	Please revise this section, or cross reference to a more detailed explanation, to discuss the extent to which LendingClub monitors the informational elements which are used to determine a borrower’s “minimum credit criteria.”

	Response:	The Company has revised the answer on page 8 of the prospectus in response to the Staff’s comment.

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What are LendingClub loan grades?, page 8

16.	We note that you base your loan grades, in part, on the debt to income ratio of the borrower; however, you also state that the borrower’s income is self-reported and verified in approximately 25% of cases. Please include disclosure regarding the reliability of your grading system.

	Response:	As part of the Lending Club platform’s ongoing evolution and improvement, the Company has refined its loan grading system so that Lending Club loan grades will no longer be derived from any unverified borrower information. Instead, loan grades will be calculated based entirely on objective information provided by an outside consumer reporting agency and the size of the loan request. The Company has revised the answer on page 9 of the prospectus accordingly and has provided detailed disclosure of the new loan grading system on pages 33-38 of the prospectus.

How do we set the interest rate on the member loans, page 8

17.	Revise this subsection, or add a separate subsection, to discuss the effect of the various fees, including the 1% service fee on principal and interest payments upon the expected return of the notes.

	Response:	The Company has included a new question and answer about the effect of the various fees on page 9 of the prospectus in response to the Staff’s comment.

Risk Factors

Member loans are not secured by any collateral..., page 11

18.	Please revise the second paragraph of this risk factor to make it clear that noteholders may look only to LendingClub for payment of the notes but LendingClub will not pay noteholders if the borrower has failed to pay. In addition, specifically address that lenders will not be able to obtain the identity of borrowers in order to pursue payment on defaulted loans.

	Response:	The Company has revised the risk factor on page 12 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
August 1, 2008

Information supplied by the borrower members may be inaccurate, page 12

19.	Please change this risk factor to clarify that “inaccurate” may include information that is deemed to be false.

	Response:	The Company has revised the risk factor on page 13 of the prospectus in response to the Staff’s comment.

20.	We note the last sentence of this paragraph: “lender members should not rely on unverified information provided by borrower members;” however, it appears that much of the information provided is unverified. Please explain what information investors should use in order to make their investment decision.

	Response:	The Company has revised the risk factor on page 13 of the prospectus in response to the Staff’s comment. As described on page 13, lender members should rely on loan grade, which is determined from third party credit report information, and the size of the loan request. See the Company’s response to comment 16 above and pages 38-39 of the prospectus.

If payments on the corresponding member loans..., page 13

21.	It appears from this risk factor that LendingClub could collect more in collection fees on recovered amounts than on standard servicing fees for loans that are in good standing. If true, please disclose in a separate risk factor this potential conflict of interest coupled with your involvement in assessing the risk of default.

	Response:	The Company does not believe its ability to retain collection fees poses any conflict of interest. Under section 3.6(a) of the indenture, the Company must use commercially reasonable efforts to service and collect the member loans in good faith, accurately and in accordance with industry standards customary for servicing loans such as the member loans. The Company, therefore, will not be able to undertake loan servicing methods that would deviate from this servicing requirement, including its good faith standard. In addition, the Company will not be able to take any intentional actions to increase collections without immediately harming returns on the Notes, which would cause the Company significant reputational harm and erode the Company’s attempt to position itself in the market.

Securities and Exchange Commission
August 1, 2008

Federal law entitles borrower members who enter active military service..., page 14

22.	Please disclose what measures LendingClub takes to verify active military status and whether LendingClub considers military service in assigning a risk rating to each borrower.

	Response:	The Company has revised the disclosure on pages 16 and 88 of the prospectus in response to the Staff’s comment.

If you do not diversify..., page 15

23.	Revise the heading of this risk factor and the accompanying text to remove any implied recommendation to purchase multiple notes. Instead, revise to focus the risk factor on the danger of not holding diversified assets.

	Response:	The Company has revised the disclosure on pages 14-15 of the prospectus in response to the Staff’s comment.

If we were to become subject to a bankruptcy or similar proceeding page 21

24.	This risk factor contains a number of distinct risks to a noteholder in the event that you enter bankruptcy. Revise the subheadings so they discuss the unique risks, rather than simply state facts.

	Response:	The Company has revised the risk factor on pages 21-23 of the prospectus in response to the Staff’s comment.

Risk Factors, Risks Related to Compliance and Regulation

If we are unable to successfully address the material weaknesses..., page 26

25.	We refer to the notification from your independent auditors that as of the end of fiscal years 2007 and 2008 the Company did not maintain effective internal controls over financial reporting due to insufficient personnel with a level of knowledge of generally accepted accounting principles commensurate with the Company’s reporting requirements. We note you continue to have material weaknesses in your internal control over financial reporting for which you have initiated corrective actions which you estimate will not be fully implemented during fiscal 2009. Please revise this section to provide the following information:

	•	Describe the nature, extent, and timing of the Company’s plan for remediating its material weaknesses in internal controls over financial reporting.

Securities and Exchange Commission
August 1, 2008

	Response:	The Company has revised the disclosure on page 28 of the prospectus in response to the Staff’s comment.

	•	Provide a summary of the changes in internal controls that have been fully implemented in fiscal 2008 to effectively remediate certain material weaknesses in internal control over financial reporting.

	Response:	The Company has revised the disclosure on page 28 of the prospectus in response to the Staff’s comment.

	•	Describe the internal controls for which the Company is continuing to implement a remediation plan and the reasons why the Company estimates it will not be fully implemented during fiscal 2009.

	Response:	The Company has revised the disclosure on page 28 of the prospectus in response to the Staff’s comment.

	•	Consider in your response the increased level of financial reporting requirements for public companies, the Company’s expected compliance with Section 404 of the Sarbanes Oxley Act and the changes in the operations of the Company based on the offering of the Payment Dependent Notes. Refer to the section titled “Prior Operations of the LendingClub Platform” on page 78.

	Response:	The Company has revised the disclosure on page 28 of the prospectus in response to the Staff’s comment.

26.	Considering the pervasiveness of the unremediated material weaknesses in internal control over financial reporting which involve insufficient knowledgeable accounting personnel, please request your auditors tell us the extent of their auditing procedures that permitted them to conclude the financial statements of the Company were prepared in accordance with US generally accounting principles for fiscal 2007 and 2008.

	Response:	AMLLP has authorized the Company to provide the following statement of AMLLP: “After evaluating the internal control environment of the Company, Armanino McKenna LLP elected to adopt a purely substantive audit approach, and we did not rely on the internal controls of the Company to reduce our levels of substantive testing. Based on the substantive procedures performed, and the results of our detail testing performed in accordance with standards of the Public Company Accounting Oversight Board (United States), our audit results allowed us to conclude that the financial statements of the Company were prepared in

Securities and Exchange Commission
August 1, 2008

accordance with accounting principles generally accepted in the United States. Please see management’s response to the material weaknesses in internal controls, in the Company’s response to SEC comment number 25.”

About the Loan Platform; Overview, page 29

27.	Please disclose how you intend to “monitor borrower member’s stated plans for the use of loan proceeds” and what you intend to do if you find a borrower has not used proceeds as they intended.

	Response:	The Company has determined to continue allowing lender members to use proceeds from loans to finance home-based businesses and small businesses. Therefore, the Company will not screen borrower members’ stated plans for use of loan proceeds to eliminate requests pertaining to home-based or small businesses. The Company has revised the disclosure on pages 31 and 44 of the prospectus to reflect that determination.

28.	Revise your disclosure to clarify the extent to which you verify the information used to ensure that a borrower member is eligible to use the LendingClub service.

	Response:	The Company has revised the disclosure on pages 30-31 of the prospectus in response to the Staff’s comment. The Company also refers to the disclosure on pages 33-34 of the prospectus and the Company’s response to comment 16.

Loan Postings and Borrower Member Information..., page 40

29.	We note the statement that effective with the date of the prospectus the Company will not permit loan requests to be posted where the purpose is to finance a home-based business or small business. Please revise this section to explain the reasons for this decision, including the number and dollar amount of these types of loans that have been made and any historical trends regarding increased credit risks on these types of loans. If there are increased credit risks on these loans, please discuss how the Company considered the credit characteristics of these loans in the “Allowance for Loan Losses” section on page 64.

	Response:	The Company has determined to continue allowing lender members to use proceeds from loans to finance home-based businesses and small businesses. See the Company’s response to comment 27. The Company

Securities and Exchange Commission
August 1, 2008

has revised the disclosure on pages 31 and 44 of the prospectus to reflect that determination.

30.	We refer to your disclosure on page 36, regarding borrower financial information that the Company states it generally does not verify. We note the Company states that they do verify employment and income for approximately 25% of the loan requests that proceed past the initial credit check and are posted on the website. Please disclose the following:

	•	Explain why this verification is done only 25% of the time and provide an indication of the factors you consider in performing the discretionary check.

	Response:	The Company has revised the disclosure on pages 38-39 of the prospectus in response to the Staff’s comment.

	•	Disclose an indication of the results of your discretionary verification. For example, disclose whether this verification shows significant instances of invalid information provided by the borrower.

	Response:	The Company has revised the disclosure on page 39 of the prospectus in response to the Staff’s comment.

	•	Clarify whether your verification procedures are made prior to posting the borrower loan request on your website or after.

	Response:	The Company has revised the disclosure on page 39 of the prospectus in response to the Staff’s comment.

	•	Disclose the procedures the Company takes once it identifies instances of invalid information.

	Response:	The Company has revised the disclosure on page 39 of the prospectus in response to the Staff’s comment.

	•	Revise this disclosure to state if the Company expects that this verification percentage will continue in the future or if there are any plans to change this. In this regard, we note your current disclosure just indicates that you cannot assure lender members that you will continue to perform such verifications.

	Response:	The Company has revised the disclosure on page 39 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
August 1, 2008

•	State if the income verification is performed to a greater extent on loans where the Company is the actual lender. For example, we note that the Company has been the sole lender since April 7, 2008, and also made a significant amount of loans directly to borrowers prior to that point.

	Response:	The Company has revised the disclosure on page 40 of the prospectus in response to the Staff’s comment.

The Online Social Lending Industry, page 30

31.	Please clarify that LendingClub is the provider of the lending platform and disclose what is involved in “screening borrowers.”

	Response:	The Company has revised the disclosure on page 31 of the prospectus in response to the Staff’s comment. The Company also refers to the disclosure on page 33 of the prospectus.

Borrower Financial Information is Generally Unverified, page 36

32.	Please disclose in this section what factors you consider in your determination to verify a borrower’s income, what happens if you discover a borrower has misrepresented their income, and what avenues are available to the lender who has relied on such representations.

	Response:	The Company has revised the disclosure on pages 38-39 of the prospectus in response to the Staff’s comment. The Company also refers to the Company’s response to comment 16.

Interest Rates, page 36

33.	Revise your disclosure to indicate how the “working group” determined that the spread between unsecured credit and CD returns for national banks was an appropriate measurement tool for setting your rate structure. Also, please expand your discussion to disclose how the various gradations of interest rates based on loan scoring were determined.

	Response:	The Company has revised the disclosure on pages 40-41 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
August 1, 2008

34.	Please advise the staff whether the imputed return on the loans includes not only the 1% service charge on interest payments, but also the applicability of that charge to the principal as well.

	Response:	The Company has revised the disclosure on page 42 of the prospectus in response to the Staff’s comment. The Company confirms to the Staff that the imputed return on the Notes includes not only the 1% service charge on interest payments, but also the 1% service charge applied to principal payments as well.

Post-Closing Loan Servicing and Collection, page 46

35.	Please disclose whether, in the case of borrower bankruptcy, LendingClub will take all necessary actions to represent the best interests of the lender in the bankruptcy proceeding. For example, please clarify from whose perspective you will make the “cost benefit” analysis of taking further action in the event of a borrower member bankruptcy filing.

	Response:	The Company has revised the disclosure on page 50 of the prospectus in response to the Staff’s comment. The Company also refers to its response to comment 21.

Historical Information about Our Borrower Members..., page 46

36.	Revise this section to provide information as of a more recent date.

	Response:	The Company has revised the disclosure on pages 51-55 of the prospectus in response to the Staff’s comment.

Mandatory Redemption, page 53

37.	We refer to the statement that the Company will redeem all of the Notes of the series corresponding to member loans for which there is a confirmed occurrence of identity fraud. We also note your disclosure on page 44 that you expect the incidence of identify fraud on your platform to be low because of the robustness of your identity verification process. Please disclose whether the Company has had occurrences of identity fraud in the past and how they have historically been handled. Additionally, disclose how the future redemption of any of the Notes due to identity fraud will be reflected in the financial statements.

	Response:	The Company has revised the disclosure on pages 48 and 71 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
August 1, 2008

Servicing Covenant, page 53

38.	We note the Company can amend or waive any term of a member loan and may cancel any loan that is more than 120 days delinquent without the consent of any holder of the Notes of the series corresponding to the member loan. Considering the significant discretion you have via this servicing covenant, please revise this section to state the following:

•	Disclose how many amendments or waivers have been performed, including the number of loans and total principal value of the loans modified or waived.

	Response:	The Company has revised the disclosure on page 58 of the prospectus in response to the Staff’s comment. As of June 30, 2008, the Company has never modified or waived any term or condition of any member loan.

•	State the nature of the changes, for example extensions, modifications of interest rate and principal reduction, and provide quantification of each type of change.

	Response:	The Company refers to the response set forth immediately above.

•	Revise the financial statements to disclose how the Company has historically accounted for these amendments and waivers of terms of the loans.

	Response:	The Company refers to the response set forth immediately above.

•	Disclose how you notify the member lender about any of these amendments or waivers.

	Response:	The Company refers to the response set forth immediately above.

•	Provide disclosure outside of the financial statements about any changes expected in the accounting as a result of the new lending platform where the member loans will now be reflected in your financial statements (even where you are not the lender), as will, the Notes. Refer to “Impact of New Lending Platform Structure” on page 71.

	Response:	The Company has revised the disclosure on pages 77-79 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
August 1, 2008

Certain U.S. Federal Income Tax Considerations, page 56

39.	In light of your statement on page 58 that the Notes will have original issue discount for U.S. federal income tax purposes, please provide a tax opinion in accordance with Item 601(b)(8) of Regulation S-K.

	Response:	Wilmer Cutler Pickering Hale and Dorr LLP will provide a tax opinion as Exhibit 8.1 to a future amendment of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition... Overview, page 62

40.	We refer to the two ending paragraphs on page 62 regarding the going concern explanatory paragraph in the independent auditors report for the year ended March 31, 2008 and the Company’s statement that it expects “over time” the number of borrower members and lender member will increase and, after the Company is able to accept new lending member commitments, it expects to generate increased revenue from borrower origination fees and lending member service charge. Please revise this section to disclose the following information:

•	Describe in detail the Company’s remedial plan of action with respect to its operations, cash flow and liquidity during the next twelve months to eliminate or diminish the conditions that gave rise to the going concern explanatory paragraph for fiscal 2008.

	Response:	The Company has revised the disclosure on page 68 of the prospectus in response to the Staff’s comment.

•	State the contractual or other reasons why the Company is unable to accept new lending commitments after April 2008, the expected effects related to the cessation of lending commitments on the Company’s expected cash flows and liquidity for fiscal 2009.

	Response:	The Company has revised the disclosure on pages 67 and 84-85 of the prospectus in response to the Staff’s comment.

•	Disclose the expected time and the expected changes in its operations that will lift the current limitation on lender member transactions.

	Response:	The Company has revised the disclosure on page 85 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
August 1, 2008

	•	Refer to the “Our Prior Operating Structure” and section on page 78 regarding:

		¡	The cessation of lender member purchases, new lender member registrations and funding commitments starting in April 2008.

		Response:	The Company has revised the disclosure on pages 84-85 of the prospectus in response to the Staff’s comment.

		¡	The potential $6.4 million in rescission payments to holders of interests in loans offered though the LendingClub platform due to sales made by the Company until April 2008.

		Response:	The Company has revised the disclosure on page 85 of the prospectus in response to the Staff’s comment.

Allowance for Loan Losses, page 64

41.	We note the Company has provided a provision for loan losses of $374,000, equal to 6% of total loans held for investments as of March 31, 2008 and the statement that you provide for incurred losses in accordance with SFAS 114. Please revise this section to describe the specific methodology for applying SFAS 114 and SFAS 5 to individual loans and to groups of loans with similar credit characteristics in your loan portfolio. Consider in your response the following:

	•	Paragraph 6.a of SFAS 114 states it does not apply to large groups of smaller-balance loans that are collectively evaluated for impairment.

		Response:	The Company believes that it has appropriately applied the accounting concepts of SFAS 114 and SFAS 5 to the development of the recorded allowance for loan losses. Specifically, while the Company agrees that paragraph 6.a of SFAS 114 states that it does not apply to large groups of smaller balance loans that are collectively evaluated for impairment, and the Company has disclosed in this filing that its loan portfolio is comprised of these types of loans, the Company does analyze loans both in the aggregate and individually for impairment. Accordingly, the Company has revised the disclosure on pages 69-70 of the prospectus in response to the Staff’s comment.

	•	The Company loans portfolio is comprised mainly of small groups of homogenous unsecured loans.

Securities and Exchange Commission
August 1, 2008

		Response:	The Company has revised the disclosure on pages 69-70 of the prospectus in response to the Staff’s comment.

	•	The Company does not evaluate individual homogenous loans for impairment.

		Response:	The Company has revised the disclosure on pages 69-70 of the prospectus in response to the Staff’s comment.

42.	Please revise the statement in the third paragraph that states loan losses are charged against the allowance for loan losses when management believes the loss is “confirmed” to state the criteria used by management to determine when the loss event is considered confirmed. Consider the need for updating the disclosure regarding material impaired and defaulted loans and related charge-offs during subsequent periods due to the Company’s increased historical loan loss experience.

	Response:	The Company has revised the disclosure on pages 69-70 of the prospectus in response to the Staff’s comment.

Future Plans for Resale Platform, page 71

43.	We note your disclosure on page 71 that in the future under your new platform you will record an asset or receivable generated for each member loan that is funded and will record a corresponding liability linked to that asset when you issue a series of Notes in respect of all or a portion of that member loan. Please respond to the following:

	•	Disclose whether you will record an allowance related to the receivables for each member loan when the borrower does not pay, even though LendingClub is not the lender, and the lender does not have any recourse to LendingClub.

		Response:	The Company has revised the disclosure on pages 77-79 of the prospectus in response to the Staff’s comment.

	•	Disclose how you will account for any unpaid portion of the loan from the borrower at maturity of the loan for which you are not the lender.

		Response:	The Company has revised the disclosure on pages 77-79 of the prospectus in response to the Staff’s comment.

	•	Disclose how you will reflect that the Notes are non-recourse to LendingClub. Also provide disclosure as to how the Notes liability will be decreased for payments or non-payment by the borrower in circumstances where you are not the lender.

Securities and Exchange Commission
August 1, 2008

		Response:	The Company has revised the disclosure on pages 77-79 of the prospectus in response to the Staff’s comment.

	•	Disclose whether your income statement will reflect interest income and interest expense related to these member loans and Notes when you are not the lender.

		Response:	The Company has revised the disclosure on pages 77-79 of the prospectus in response to the Staff’s comment.

	•	Disclose how the funding of loans and receipt of borrower payments will be reflected in the cash flow statement in circumstances where you are not the lender.

		Response:	The Company has revised the disclosure on pages 77-79 of the prospectus in response to the Staff’s comment.

	•	Disclose how you will account for any payments received from borrowers on the loans subsequent to the maturity of the loan when you are not the lender. In this regard, we note your disclosure on the first page of the prospectus where you describe the member payment dependent notes that stated “if there are any amounts due under the corresponding member loan still due and owing to LendingClub at the final maturity of a Note, LendingClub will have no further obligation to make payments on the Note even if it receives payments on the corresponding member loan after the final maturity.” To the extent that you have had any loans that have matured, please provide clear disclosure of the effect of this policy, or state that none of the loans thus far have matured.

		Response:	The Company has revised the disclosure on pages 77-79 of the prospectus in response to the Staff’s comment.

	•	Clarify whether there will be any classification or presentation differences in the loans and related Notes when you make loans directly to member borrowers as compared to circumstances when other members fund the borrowers’ loan.

		Response:	The Company has revised the disclosure on pages 77-79 of the prospectus in response to the Staff’s comment.

44.	We note your disclosure on page 71 that you anticipate that you will adopt the provisions of SFAS 159 effective with the first quarter of fiscal 2009 (June 30, 2008). We also note that certain of your disclosure here implies that you plan to elect the fair value option for member loans and the Notes, but then other disclosures in this section appear to indicate that you have not yet finalized a decision. Additionally, we note your disclosure in the

Securities and Exchange Commission
August 1, 2008

audited financial statements indicates that you are evaluating the effects of the adoption of SFAS 159. Please respond to the following:

	•	Please revise to clearly indicate the decisions you have made with regard to the adoption of SFAS 159 and provide consistent disclosure in your audited financial statements.

		Response:	The Company has revised the disclosure on pages 77-79 and pages F-13 and F-22 of the prospectus in response to the Staff’s comment.

	•	Please ensure your disclosure includes all of the disclosures indicated in SAB Topic 11:M.

		Response:	The Company has revised the disclosure on pages 77-79 of the prospectus in response to the Staff’s comment.

	•	To the extent you plan to elect the fair value option for your member loans and the Notes, please tell us how the change in fair value for member loans for which the Note holders have no recourse back to LendingClub, and the Notes for which you have no obligation to repay unless the borrower makes payments on the loans will be accounted for. For example, please clarify how the changes in fair value will be reflected in the income statement, and tell us whether in all cases you believe the change in fair value would be the same. To the extent the changes in fair value would not be the same, tell us how, and whether the difference would be reflected in the income statement.

		Response:	The Company has revised the disclosure on pages 77-79 of the prospectus in response to the Staff’s comment.

45.	Please clarify whether, under your new platform, your allowance roll-forward will only reflect loans that the Company has made to borrowers. Disclose how the Company plans to provide allowance and loss information in the future considering it will have loans in the future where the Company will receive payments, because they were the original lender, and loans where they are not the lender.

	Response:	The Company has revised the disclosure on pages 77-79 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
August 1, 2008

Fraud Detection, page 76

46.	Please discuss what measures, if any, you take to prevent fraud by borrowers other than identity fraud.

	Response:	The Company has revised the disclosure on pages 38-39 and 82 of the prospectus in response to the Staff’s comment.

Prior Operations of the LendingClub Platform, page 78.

47.	We note the statements in the third paragraph of the “Our Prior Operating Structure” section that states from April 7, 2008 until the date of the prospectus the Company did not offer the lender members the opportunity to make any purchases on your lending platform, did not accept new lender member registrations or allow funding commitments from existing lending members. Please revise this section to explain the following:

	•	The reasons why the Company implemented this change in the operations of the Company.

		Response:	The Company has revised the disclosure on pages 84-85 of the prospectus in response to the Staff’s comment.

	•	The expected time in which the Company will renew the transactions which have ceased with respect to lender members.

		Response:	The Company has revised the disclosure on page 85 of the prospectus in response to the Staff’s comment.

	•	The expected effects of this change on the Company’s future operations, cash flow and liquidity.

		Response:	The Company has revised the disclosure on pages 68 and 84-85 of the prospectus in response to the Staff’s comment.

	•	The relationship, if any, between the cessation of the above transactions with lender members and the potential liability of the Company for aggregate rescission payments of $6.4 million to all holders of interest in loans offered through the LendingClub Platform. Refer to the second paragraph of the “Securities Law Compliance” section on page 78.

		Response:	The Company has revised the disclosure on page 85 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
August 1, 2008

Note 13, Commitments and Contingencies, page F-21

48.	We refer to the “Securities Law Compliance” section that states the Company may potentially be required to provide $6.4 million in rescission payments to all holders of interests in loans offered though the LendingClub platform due to sales made by the Company until April 2008 with respect to promissory notes to unaffiliated lender members assigned directly to them that were not registered for offer and sale under the Securities Act of 1933 and state security laws. We note you considered as “uncertain” whether the operation of the LendingClub platform involved the offer or sale of a security. Please tell us the following with respect to this potential rescission offer:

	•	The reasons, including the authoritative accounting literature you relied on, that supports why you have not provided a SFAS 5 liability for unpaid principal and interest on lender member promissory notes considering the degree of probability determined by the Company that it has failed to comply with the registration and qualification requirements of federal and state law.

		Response:	The Company has revised the disclosure on pages F-21 and F-22 of the prospectus in response to the Staff’s comment. With regard to authoritative accounting literature, the Company supplementally advises the Staff that it has relied on the definition of “probable” provided under SFAS 5, paragraph 3.a and, accordingly, no loss contingency has been accrued pursuant to SFAS 5 paragraph 8.

	•	Consider in your response that the Company, as stated in the “Our Prior Operating Structure” section on page 78, from April 7, 2008 until the date of the prospectus has ceased offering lender members the opportunity to make new purchases on the LendingClub platform and has not accept new lender member registrations nor allowed funding commitments from existing lending members.

		Response:	The Company has revised the disclosure on pages F-21 and F-22 of the prospectus in response to the Staff’s comment.

Note 15, Subsequent Events

49.	Please revise this section to disclose the contractual or other triggering event that resulted in the cessation of purchasing transactions from lending members starting on April 7, 2008 as discussed in the “Our Prior Operating Structure” section on page 78.

	Response:	The Company has revised the disclosure on pages F-21 and F-22 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
August 1, 2008

50.	Disclose the terms of the continuous offering filed by the Company on June 20, 2008 with respect to the Member Payment Dependent Notes for up to $600 million in principal amount of the Notes and any expected material changes in the financial statement disclosure and operations of the Company after the effective date of the Prospectus. Refer to “Impact of New Lending Platform Structure” on page 71.

	Response:	The Company has revised the disclosure on page F-22 of the prospectus in response to the Staff’s comment. The Company also refers to the disclosure on pages 77-79 and page 84 of the prospectus.

Recent Sales of Unregistered Securities, page II-3

51.	Please provide the exemptions upon which you have relied for each of the transactions listed.

	Response:	The Company has revised the disclosure on page II-3 of the prospectus in response to the Staff’s comment.
* * *
     If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Erika L. Robinson of this firm at (202) 663-6402.
Yours sincerely,
/s/ Meredith B. Cross
Meredith B. Cross

cc:	Renaud Laplanche, LendingClub Corporation Erika L. Robinson, WilmerHale